





Allied Gold – growing strong

~200,000ozpa producer in waiting - six months to go

Disclaimer

Forward Looking Statement and Competent Persons Statement

This presentation does not constitute an offer or a solicitation of an offer to purchase equity securities of Allied Gold Limited ("**Allied Gold**").
To the extent permitted by law, none of Allied Gold, its subsidiaries, or any of their representatives make any representation or warranty, express or implied, as to the accuracy, reliability or completeness of the information contained in this presentation and none of those parties have or assume any obligation to provide any additional information or to update this presentation.Certain information in this presentation and oral statements made during this meeting is forward-looking and related to anticipated financial performance, events and strategies. Such forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of Allied Gold, its subsidiaries and their respective projects, the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Allied Gold and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, those factors discussed in the section entitled "Risk Factors" in the short form preliminary prospectus dated 13 November 2009 and the documents incorporated by reference in such prospectus. Although Allied Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made based on the opinions and estimates of management as at the date the statements are made, and Allied Gold disclaims any obligation to update any forward-looking statements except as required by law, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on forward-looking statements.

Competent Persons

The information in this announcement that relates to Mineral Resources, Project Financial modelling, Mining, Exploration and Metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr C R Hastings, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Hastings consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this Presentation that relates to Mineral Resources has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Ore Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this Presentation in the form and context in which it appears.

Presentation Agenda

1) Corporate Overview

- Regional Overview
- Company Snapshot
- Opportunities
- Inventory

2) Gold Ridge, Solomon Islands

- Project Overview
- Mining Fleets
- Pits / Equipment
- Progress
- Village Re-settlement
- Camp & Staff Accommodation

3) Tabar Islands, PNG

- Exploration Potential
- Opportunities and Growth
- Sulphide Processing
- Exploration Projection
- Additional Oxide Potential

4) Appendices

- Relative Position vs Peers
- Location Maps / Regional Overview
- Gold Ridge Deposit Areas & Geology
- Gold Ridge : IP Survey Lines
- Gold Ridge : IP Chargeability & Drilling
- Simberi : Exploration Strategy

An Open Invitation from Allied Gold

Take a look, the growth is well underway


GRML
GRML

Regional Overview

BARRICK | NEWCREST MINING LIMITED | FREEPORT-McMoRAN COPPER & GOLD | HARMONY



Simberi is 60km from Lihir (40Moz)
TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Ok Tedi
Wafi
Hidden Valley
Tolukuma
Misima
Gold Ridge
Vatukoula
Solomons to Australia
(3 hrs plane)
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS

Company Snapshot

As at 13 September 2010


January 2009 - September 2010
A$
0.60
0.50
0.40
0.30
0.20
0.10
0.00
01/09
03/09
05/09
07/09
09/09
11/09
01/10
03/10
05/10
07/10
09/10

- Experienced Board and Management
- Site management with strong regional knowhow
- Self sustaining philosophy in infrastructure
- Track record in:
  - sustained exploration success
  - project generation
  - project development
  - M&A execution

Location	PNG and Solomon Islands
Production*	Approx 100k ozpa @ USD700/oz FY 2011
	~200k ozpa @ USD600/oz targeted FY 2012
Tickers	ASX:ALD, TSX:ALG, AIM:AGLD
Shares & Option	1,040 million
Share Price	A$0.44, C$0.43, £0.29
Net Cash	USD41 M
Market Cap	USD440 M
Enterprise Value	USD400 M

	Ounces	EV/oz
Reserves	3.4 Moz	USD 115/oz
Resource	8.3 Moz	USD 48/oz

** FY is from 1 July to 30 June*

Allied Gold's Opportunity

Resources + Funding = Opportunity



Gold Ridge



Simberi Island

Inventory

2P Reserves

3.4 Moz

MII Resources

8.3 Moz

Funding

Cash: **USD76m**

Debt: **USD35m**

Hedges **nil**

Opportunity

Today 2010

- Simberi, PNG (72k ozpa)

Tomorrow 2011

- Simberi, PNG (towards 100k ozpa)
- Gold Ridge, Solomons(120k ozpa)

The future

- Expand + Optimise (+300k ozpa)

Allied Gold – Group Gold Inventory

Resources + Funding = Opportunity







Simberi	Mt	Au g/t	Moz
Proven	12.2	1.06	0.42
Probable	33.6	1.60	1.73
Total Reserves	**45.8**	**1.46**	**2.15**
Measured	13.5	1.16	0.51
Indicated	70.3	1.30	2.94
Inferred	89.1	0.96	2.75
Total Resources (I)	**172.9**	**1.11**	**6.20**

Gold Ridge	Mt	g/t	Moz
Proven	-	-	-
Probable	23.3	1.71	1.28
Total Reserves (I)	**23.3**	**1.71**	**1.28**
Measured	6.1	1.92	0.37
Indicated	23.0	1.66	1.23
Inferred	8.4	1.80	0.48
Total Resources (II)	**37.5**	**1.73**	**2.09**

I. Resources are reportedat a cut-off grade of 0.5 g/t

For more detail reviewAllied's 10 September 2010 announcement

I. Reserves as of June 2010, Resources as of May 2010

II. Resources are inclusive of Reserves at a cut-off grade of 0.8 g/t

The resources at Gold Ridge were largely proved through test work conducted by Ross Mining between 1994 and 1998.

Welcome to Gold Ridge

Solomon Islands - Aiming for first gold by March 2011



Gold Ridge, Solomon Islands



Location	Gold Ridge, Guadalcanal
50kms from Honiara and 459m above sea level	

Production	Est. 120,000 ozpa from March 2011
Historical	210k ounces August 1998 to June 2000
Est. 2011	120k ozpa from March 2011 Cash cost US$600/oz (A$750/oz)

Inventory	Mt	g/t	Moz
Probable (1P)	23.3	1.71	**1.28**
Resources (M&I)	29.1	1.71	**1.61**

*See Appendix for more details

Project	A$150m refurbishment	
Mine	Strip Ratio: 1.55:1	Mine Life: 9 yrs
Plant	2.5Mtpa refurbishment, 82% recovery	

Mining Fleet & Training

Phase I arrived in May 2010, Phase II fleet arriving October 2010






740

Pits for Development

Originally mined pit re-development advancing on schedule





ROM Pad, Pits &Equipment

150,000 tonne ROM pad awaiting ore







Crush and Conveyor

Refurbishment on schedule





Mill Refit and Reline

Well advanced and on schedule







Tankageand Cabling

Three (3) additional tanks nearing completion





Village Resettlements

Three (3) years of in-depth community consultation and agreement


US$12M Resettlement Program
302 houses to be built - program on track



Camp and Staff Accommodation

Enough beds for 200 people / Camp infrastructure in place







Gold Ridge Deposit Areas & Geology



INDEX
GOLD RIDGE CORRIDOR
Valehaichichi
Namachamata
Kupers
Dawsons
MINING LEASE
Tpg Volcs
Tpn
Mt. Vunusa SPL
GEOLOGY
Volcanics
Conglomerate
Prospect
0
0.5
1
kilometres

Gold Ridge Geology

- a typical low sulphidation epithermal gold deposit
- known mineralisation extends over 1.5km x 2.5 km
- hosted by Gold Ridge Volcanics (orange) and structurally controlled
- open at depth
- potential for Cu-Au porphyry style mineralisation below epithermal deposits
- additional exploration areas pegged

Gold Ridge Deposit Areas & IP Survey Lines



INDEX
24000mE
25000mE
Line 41400mN
Line 41200mN
Valehaichichi
41000mN
Line 40800mN
Namachamata
Kupers
40000mN
Dawsons
MINING LEASE
39000mN
Mt. Vunusa SPL
0
0.5
1
kilometres
IP Surveyed
Line cut
Proposed Line In Progress

Gold Ridge Exploration

- comprehensive IP survey programme in progress
- geophysical anomalies coincide with gold geochemical anomalies
- additional geophysical anomalies already identified
- possible extensions of known deposits are apparent

Thank you – from Gold Ridge


GRML

Welcome to the TabarIslands, PNG


SIMBERI
SIMBERI

Allied Gold – Simberi, PNG

Resources + Funding = Opportunity



Oxides 1.4 Moz (MI&I)	▪ At current 70k ozpa = +15 years life at 2Mtpa ▪ At 100k ozpa mine life = +10 years at 3.5Mtpa ▪ Accelerating oxide processing to 3.5Mtpa access sulphides
Sulphides 4.6Moz(MI&I)	▪Pre-feasibility due in September 2010 ▪ Bankable Feasibility Study due calendar 2012 ▪Optimising+200k ozpa oxide/sulphide processing



Oxides = 1.4 Moz
38 Mt @ 1.11 g/t
Transitional Ores = 268k oz
Simberi Sulphides = 4.6 Moz
127 Mt @ 1.12 g/t
Measure Indicated and Inferred

Simberi	Mt	Au g/t	Moz
Proven	12.2	1.06	0.42
Probable	33.6	1.60	1.73
Total Reserves	**45.8**	**1.46**	**2.15**
Measured	13.5	1.16	0.51
Indicated	70.3	1.30	2.94
Inferred	89.1	0.96	2.75
Total Resources (I)	**172.9**	**1.11**	**6.20**

I. Resources are reportedat a cut-off grade of 0.5 g/t

For more detail reviewAllied's 10 September 2010 announcement

Allied Gold – PNG Growth

Resources + Funding = Opportunity

Reserves underpinning growth

	September 2009						
	Proven		Probable		Total		
Material Type	Tonnes (Mt)	Au (g/t)	Tonnes (Mt)	Au (g/t)	**Tonnes (Mt)**	**Au (g/t)**	**Cont. Au (koz)**
Oxide	11.11	1.21	8.55	1.15	**19.66**	**1.18**	748
Transitional	0.58	1.10	0.67	1.43	**1.25**	**1.27**	51
Sulphide	0.38	1.10	0.74	1.49	**1.12**	**1.36**	49
Total	**12.06**	**1.20**	**9.96**	**1.19**	**22.03**	**1.19**	**848**

	September 2010						
	Proven		Probable		Total		
Material Type	Tonnes (Mt)	Au (g/t)	Tonnes (Mt)	Au (g/t)	**Tonnes (Mt)**	**Au (g/t)**	**Cont. Au (koz)**
Oxide	11.29	1.05	14.99	1.01	**26.28**	**1.03**	853
Transitional	0.55	1.08	3.95	1.11	**4.50**	**1.11**	161
Sulphide	0.38	1.10	14.69	2.34	**15.07**	**2.31**	1,134
Total	**12.23**	**1.06**	**33.62**	**1.60**	**45.85**	**1.46**	**2,148**

Sulphide Reserve increase ↑ 1.1M ozs

Oxide Reserve increase ↑ 260k ozs*(includes transitional)*

Allied Gold – PNG Growth

Resources + Funding = Opportunity

Simberi Oxides

- Current production circa 73koz pa at ~USD700/oz
- Plant expansion from 2.0Mtpa to 3.5Mtpa due Dec 2011 quarter
- Production increases to ~ 100koz pa
- Aggressive exploration program continues
- Targeted cash costs USD600/oz

Simberi Sulphides

- Pre-feasibility study completion scheduled for end of September 2010
- Reserves of 1.0Moz already proven and viable technical processing route identified
- Exploration program continues to exceed expectations

Tabar Island and Tatau Island

- Exploration for Gold and Copper – blue sky targets identified drilling started

Allied Gold – Sulphide Processing

Proven Technology


Concentrate feed
Gas Outlet
Gas Outlet
Distribution
Bed outlet
Wind box
Air / Oxygen


CRUSHING & MILLING
ACTIVATOR
COLLECTOR
FROTHER
FLOTATION
TAILINGS
CONC. THICKENING
HFO
AIR
ROASTING
OFFGAS
CALCINE
GOLD DORE
WATER
LIME
COOLING THICKENING
LIME
CYANIDE
CIL
CARBON EXPORT
CARBON IMPORT
CLEANED VENT GAS
OFFGAS SCRUBBING
DSTP

- PFS study due QTR3 2010
- Process recoveries of ~83%
- Current scope targeting 1.5Mtpa plant targeting 100kozpa production
- CAPEX ~ USD200M

Simberi, PNG

Exploration 2009 – 2010 Projection


Simberi
SCALE
0
5 km
Tatau
SW Tatau
Tupinda
Fotombar
Tabar
Banesa
Legend
>500ppm copper
>0.2g/t gold surface anomaly
Prospects

SIMBERI	Sorowar, Pigibo, Samat, Botlu deposits

$2M per Qtr from July 2010 - estimate

Core (20,000m) and RC drilling (40,000m) targeting:

Sulphide Gold: Sorowar SE and Sorowar pit, Botlu and Samat deposits

Oxide Gold: Pigibo and Sorowar pit surrounds

TATAU	Mt Letam,Tiro, Siro, Pepewo, Seraro, Talik

$0.25M per Qtr from Aug 2010 - estimate

Core drilling (5,500m) epithermal gold targets at 6 prospects

TABAR	Banesa

$0.25M per Qtr from Dec 2010 - estimate

Initially IP+ Hand Auger Sampling to define core drill targets (extensions of drill definedporphyry Cu-Au mineralisation)

Simberi Exploration

Additional Oxide Potential





210750m N
Extent of Drilling
SOROWAR DEPOSIT
SOROWAR 2009 Pit Design
210250m N
SOROWAR 22.5Mt Untested Oxide Potential (BLUE blocks)
209500m N
PIGIBO – PIGIPUT DEPOSITS
PIGIBO 1.35Mt untested Oxide potential (BLUE blocks)
209000m N
PIGIBO 2009 Pit Design
PIGIPUT 2009 Pit Design
440000m N
45000mN

SIMBERI EXPLORATION
UNTESTED OXIDES
RC DRILLING TARGETS
Potential 20M+ Tonnes

RC1819 (PIGIBO)
36m @ 2.38g/t Au from 0m (OX, TR)

Thank you – from Simberi, PNG



Contact Us
www.alliedgold.com.au



Brisbane Office
34 Douglas Street
Milton Qld 4064
Ph: +61 7 3252 5911
investor@alliedgold.com.au

Toronto Office
Ph: +1 416 839 8610
E: rgreco@alliedgold.com.au

London Media
C/. Mr David Simonson
Merlin PR
Ph: +44 (0) 20 7726 8400

Appendices



Allied Gold – Relative Position vs Peers

- Allied has one of the largest resource bases in the ASX-listed junior/mid-tier gold sectors
- Currently trading at a discount to peers on physical multiples

Source: Lazard Pty Ltd, September 2010

EV / RESOURCES (A$/OZ)


383
213 204
170 169
154 153
128
84 82 77
65 61 51
Medusa
Kingsgate
Perseus
Regis
Integra
Silver Lake
CGA
Avoca
St Barbara
Oceanagold
G-Resources
Red 5
Resolute
Allied
Asian
Australian
African

EV / RESERVES (A$/OZ)


1,633
952
779
653
492 469
410
233 222
190
151 116
NA NA
Medusa
Integra
Regis
Avoca
Perseus
Kingsgate
CGA
Resolute
St Barbara
Oceanagold
G-Resources
Allied
Red 5
Silver Lake
Asian
Australian
African

RESERVES & RESOURCES (MOZ)


12.0
9.4
7.8
7.7
6.7
6.0
5.2
5.1
4.9
3.5
2.5
2.2
2.1
1.8
Oceanagold
Resolute
Allied
St Barbara
Avoca
G-Resources
CGA
Perseus
Kingsgate
Regis
Silver Lake
Medusa
Red 5
Integra
Reserve
Resource

Regional Overview & Project Locations



SIMBERI
North
LIHIR
>40Moz
FRIEDA RIVER
9Moz
GRASBERG
>52Moz
WILD DOG
PANGUNA
16Moz
GRML
PAPUA NEW GUINEA
SOLOMON ISLANDS
OK TEDI
10Moz
PORGERA
>22Moz
WAFI
5Moz
TOLUKUMA
MISIMA
5Moz
GOLD RIDGE
>2Moz
VATUKOULA
>8Moz
Tonga Trench
North Fiji Fracture Zone
VANUATU
New Hebrides Trench
FIJI
MT KASI
Major crustal structures
Major gold or copper-gold deposits (Pacific Rim)
500
100
0
kilometres

Gold Ridge, Solomon Islands

3 hours from Brisbane, 45 minutes drive from Honiara


GUADALCANAL PROVINCE
SOUND
Nughu I
SEALARK CHANNEL
LENGO CHANNEL
MALAITA PROVINCE
SOLOMON
GUADALCANAL PROVINCE
SEA
HONIARA CITY
For accommodation and other details see city map on other side
HONIARA
Lungga Pt
Lungga
Tetere
Ngalimbiu
Aola (Tenaghau)
Vulelua (Neal) I
Rua Sura I
Gold Ridge
GUADALCANAL
Kesao Pt
Visale
Veranaaso
Tambea
Kohimarama
Aruliho
Ndoma
Ruaniu
Tamboko
Mamara
Kokoilo
Tangoe
Lela
Empty Tin
Mbetilonga
Tasi
Tulembirua
Hereri
Nuhu
Malango
Salamarao
Chaukandora
Marasa
Tasule
Avu Avu (Kolotambu)
Halmarao
Lauvi Lagoon
Koloanamba Reef
Kolobaumbi
Makaruka
Mbalo
Keons Ngali Pt (Cape Henslow)
Maosanbagha Pt (Cape Austin)
Yaghato Pt (Cape Hunter)
Guadalcanal
SOLOMON
SEA
0
10
20
30
40
50

History : Guadalcanal

Turning point of the war in the Pacific


WRECK SITES
NAUTICAL MILES
APPROXIMATE POSITION OF KNOWN WRECKS
Japanese Ships
Class
Allied Ships
Battleship
Cruiser
Destroyer
Sub
PT Boat
Troop Ship
Transport
SAVO I
IRONBOTTOM
SOUND
Mbokonimbeti I
(Sandfly I)
Nughu
NGGELA SUL
(Florida I)
Tulaghi I
Tulagi
Mbokolonga
NGGELA PILE
(Gavutu I)
Kesao Pt
Tambea
Kohimarama
Veranaaso
Hihilnambo Pt
Mangakiki
Nuhu
Kole Pt
Lambi
Aruliho
Ruaniu
Tanaghai
HONIARA
Lungga Pt
Lungga
Nguvia
Nazareth
Matombachavo
Takongga
Kokomo Pt
Kolcki
West Cape
GUADALCANAL
Lungga Plateau
Hailalia
Mbaramb
9° S
9°15' S
9°30' S
159°45'E
160°E





Turning point. 38,000 killed and wounded. Significant historic battles - Red Beach and Hill 66. JFK's dramatic PT109 rescue. More information: www.visitsolomons.com.sb

Gold Ridge - New IP Survey
EW Section Line 40800mN


West Anomaly
Namachamata
Valehaichichi Trend
CHARGEABILITY
L - 40800N
LEGEND
23,750 mE
24,000 mE
24,250 mE
500 m RL
250 m RL
Fault
0
125
250
metres


West Anomaly
Namachamata
Valehaichichi
Trend
RESISTIVITY
L -40800N
LEGEND
23,500 mE
23,750 mE
24,000 mE
24,250 mE
Fault
0
125
250
metres

Gold Ridge - IP Chargeability + Drilling 40700mN & 40800mN



West Anomaly
Namachamat
Valehaichichi
500 mN
250 mN
0
125
250
metres
NAMACHAMATA RC HOLES
LEGEND
CHARGEABILITY
L - 40800N
LEGEND
CHARGEABILITY
L - 40700N

Allied Gold – Tabar Islands – PNG

Exploration Potential – multiple targets identified



Simberi
N
SCALE
0
5 km
Tatau
SW Tatau
Tabar
Legend
>500ppm copper
>0.2g/t gold surface anomaly
Prospects

- In excess of 260km^2 of current exploration footprint
- Simberi focus is Gold mineralisation in oxides and sulphides
- Tatau and Tabar islands targeting Gold and Copper Gold mineralisation
- Substantial footprint in one of the worlds most prospective gold regions
- Allied Gold discovery costs average USD$10oz

Simberi Gold Project

Exploration Responsibility & Strategy

Simberi Island - ML136



Conductive Stratigraphy?
Shallow Cover ("Ash")
Seawater – Highly conductive
Scale 1:60 000
1 0 1 2
Kilometers
Resistive Area
(Coincident with K alteration)
AeroTEM Z Channel 10

- Expand Oxide Resource base (RC drilling)
- Expand Sulphide Resource base (core drilling)
- Test conceptual targets (new areas to west and deep core drilling targets below known deposits)



Sorowar
Pigibo
Pigiput
Botlu
Samat

Tabar Islands Exploration



30,000 mE
50,000 mE
60,000 mE
210,000 mN
200,000 mN
190,000 mN
180,000 mN
170,000 mN
SIMBERI
N
5km
PROSPECT LOCATIONS
SITE/CAMP LOCATIONS
TATAU
EL609
Tatau&BigTa
bar Islands
MAPUA
BIG TABAR
ALLIED GOLD LTD
SIMBERI, TATAU, BIG TABAR & MAPUA ISLANDS
ML136 & EL609 LOCATIONS

Tatau Island

- Integrated mapping, surface sampling and geophysical interpretation more 15 target areas with 6 selected for drilling in 2010 - 11
- Drilling in progress at 1st target, Mt Letam

Big Tabar Island

- Limited drilling on Big Tabar Island in 2008-09 located Cu-Au porphyry style mineralisation
  - four core holes / **1,927m at Tupinda**prospect
  - six core holes / **2,625m at Banesa**prospect

Tatau Island – Mt Letam Prospect
Other Exploration – EL609

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)
RC1100DD	190064.5	35582.8	120.0	-60 / 45	0.0	466.0		0.37
					0.0	152.0	152.0	0.26
				incl	***0.0***	***16.0***	***16.0***	***0.43***
				and	***48.0***	***62.0***	***14.0***	***0.57***
				and	***84.0***	***98.0***	***14.0***	***0.39***
					162.0	211.0	49.0	0.50
				incl	***164.0***	***174.0***	***10.0***	***0.38***
				and	***182.0***	***212.0***	***30.0***	***0.68***
				incl	***208.0***	***210.0***	***2.0***	***5.29***
					262.0	314.0	52.0	0.19
					322.0	434.0	112.0	0.71
				incl	***359.0***	***369.0***	***10.0***	***4.73***
				incl	***364.0***	***368.0***	***4.0***	***11.2***
				incl	***365.0***	***368.0***	***3.0***	***13.5***



192000 N
192200 N
192400 N
192600 N
192800 N
RC1100D
200 Z
100 Z
0 Z
-100 Z
-200 Z
14m @ 0.63 g/t Au from 188m
IP Anomaly
Quartz Veins
Proposed Hole 350m
4m @ 2.80 g/t Au from 208m incl
2m @ 5.89 g/t Au from 208m
15m@ 2.33 g/t from 259m incl
5m @ 9.11 g/t Au
from 363m

Banesa Prospect – Big Tabar Island



200m
BND-2
BND-7
BND-5
BND-6
BND-4
N
BARRICK

- Previous drilling at Banesa located alkaline porphyry style Cu / Au mineralisation
- Better down hole intercepts along **600m strike-length:**
  - **BND2 : 22 m @ 0.32 % Cu and 1.58 g/t Au from 54 m**
  - **BND5 : 69 m @ 1.13 % Cu and 0.83 g/t Au from 50 m**
  - **BND6 : 77 m @ 0.95 % Cu and 0.46 g/t Au from 62 m**
  - **BND7 : 18 m @ 0.36 % Cu and 1.38 g/t Au from 398 m**
- IP Survey and soil auger sampling planned, to define core drill targets